04030042

April 30, 2004

RECEIVED
2004 MAY 13 A 9:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, CP-AIS 045/2004**

  Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS04NA and AIS06NA)

  Date: April 30, 2004

  Refer to: The Letter No. IVS 04/0703 and 04/0707 of DBS THAIDANU BANK PLC. On April 30, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 30, 2004

CP-AIS 045/2004

April 30, 2004

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS04NA and AIS06NA)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS 04/0703 and 04/0707 of DBS THAI DANU BANK PLC. on April 30, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS04NA and AIS06NA), the details are shown in the referenced letter.

Referenced Letter

IVS 04/0703

April 30, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS04NA

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2001, DUE 2004, would like to announce that the registered book of AIS04NA will be closed from 12.00 on May 14, 2004 for the right to receive the interest. AIS04NA will be paid the interest on May 28, 2004 with interest rate 4.70% from the period of November 28, 2003 to May 27, 2004 for 182 days.

Referenced Letter

IVS 04/0707

April 30, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS06NA

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2001, DUE 2006, would like to announce that the registered book of AIS06NA will be closed from 12.00 on May 14, 2004 for the right to receive the interest. AIS06NA will be paid the interest on May 28, 2004 with interest rate 5.85% from the period of February 28, 2004 to May 27, 2004 for 90 days.